Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

SERVIDYNE, INC.

ARTICLE I

The name of the Corporation is Servidyne, Inc.

ARTICLE II

The Corporation shall have authority, to be exercised by its Board of Directors, to issue 1,000 shares of voting Common Stock with a par value of $0.001 per share.

ARTICLE III

No director of the Corporation shall be liable to the Corporation or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director; provided, however, that this provision shall eliminate or limit the liability of a director only to the extent permitted from time to time by the Georgia Business Corporation Code or any successor law or laws.